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                           October 1, 2020

       Alan S. Knitowski
       Chief Executive Officer
       Phunware, Inc.
       7800 Shoal Creek Blvd, Suite 230-S
       Austin, TX 78757

                                                        Re: Phunware, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 4,
2020
                                                            File No. 333-248618

       Dear Mr. Knitowski:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and, if appropriate, amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-3

       General

   1. We note that you are registering up to 83,475,574 shares of common stock for resale by
                                                        Alto Opportunity Master
Fund, SPC - Segregated Master Portfolio B. It appears that this may be an indirect
primary offering by the company and that the selling stockholder may actually be an
underwriter selling on behalf of the company. Among other factors, we note the following:

                                                              The Series B
Senior Convertible Note is not outstanding;
                                                              The company has
received a note from the selling stockholder (the Investor Note)
                                                            rather than cash
for the Series B Senior Convertible Note;
                                                              The company will
only receive cash payments for the Series B Senior Convertible
 Alan S. Knitowski
Phunware, Inc.
October 1, 2020
Page 2
              Note when the selling stockholder decides to convert the note;
                You are registering 300% of the maximum number of shares issuable upon conversion of the notes;
                The amount you are registering is based upon an alternate conversion price of
              $0.8784 if there is a default rather than the current $3.00 fixed conversion price;
                The amount of shares being registered appears to represent approximately 191% of
              the company   s outstanding shares and 231% of the company   s
outstanding shares
              held by non-affiliates as of June 30, 2020; and
                The selling stockholder has held the Series A Senior Convertible Note and warrant only since July 15, 2020.

         Please provide us with a detailed legal analysis as to why the offering by the selling stockholder should properly be regarded as a secondary offering. If this is an indirect primary offering, tell us how you are able to register the offering as an at-the-market offering on Form S-3. Refer to Securities Act Rules Compliance and Disclosure
         Interpretation 612.09.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Larry Spirgel,
Office Chief, at (202) 551-3815 with any questions.



FirstName LastNameAlan S. Knitowski                            Sincerely,
Comapany NamePhunware, Inc.
                                                               Division of
Corporation Finance
October 1, 2020 Page 2                                         Office of
Technology
FirstName LastName